Exhibit 5.6

1100 Purdy’s Wharf Tower One 1959 Upper Water Street Halifax, Nova Scotia, Canada	Jonathan R. Gale
Barrister and Solicitor

Correspondence PO Box 2380 Central Halifax NS B3J 3E5	Phone Fax Direct	(902) 421-6262 (902) 421-3130 (902) 491-4119
jgale@coxhanson.ca

July 12, 2006

Host Hotels & Resorts, L.P.

6903 Rockledge Drive

Suite 1500

Bethesda, Maryland 20817

Ladies and Gentlemen:

Re:	Host Hotels & Resorts, L.P.
$800,000,000 Aggregate Principal Amount 6 3/4% Series Q Senior Notes due 2016 (the “Notes”)

We act as Nova Scotia counsel to HMC AP Canada Company, HMC Charlotte (Calgary) Company, Calgary Charlotte Holdings Company, HMC Grace (Calgary) Company, HMC Toronto Air Company and HMC Toronto EC Company (collectively the “Guarantors” and each a “Guarantor”) and you have requested our opinion in connection with the execution by each of the Guarantors of the Nineteenth Supplemental Indenture dated April 4, 2006 (the “Supplemental Indenture”) among Host Hotels & Resorts, L.P., the Bank of New York as Trustee and the Subsidiary Guarantors (as that term is defined therein), including the Guarantors.

In connection therewith, we have examined an executed copy of the Supplemental Indenture as well as originals or copies certified or otherwise identified to our satisfaction of the following:

1.	all corporate records of the Guarantors contained in their respective minute books including, without limitation, the Memorandum of Association and Articles of Association of each Guarantor;

2.	a resolution of the Board of Directors of each of the Guarantors authorizing, among other things, the execution, delivery and the performance by each of the Guarantors of their respective obligations under the Supplemental Indenture.

For the purposes of the opinions expressed below, we have assumed that all signatures are genuine, all documents submitted to us as originals are authentic and all documents submitted to us as certified or photostatic copies or as facsimiles conformed to the authentic originals.

NOVA SCOTIA • NEW BRUNSWICK • PRINCE EDWARD ISLAND • NEWFOUNDLAND & LABRADOR

www.coxhanson.ca

We have also made the following assumptions:

1.	We have assumed that the Supplemental Indenture has been physically delivered by each of the Guarantors to the other parties thereto, or their respective agents, and has been properly delivered under all relevant laws other than those of the Province of Nova Scotia and are not delivered subject to any condition or escrow which has not been satisfied.

2.	We have assumed that the Supplemental Indenture has been executed by Larry K. Harvey on behalf of each of the Guarantors.

The opinions expressed below are limited to the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein in effect as of the date hereof. We express no opinion herein as to the laws, or any matters governed by the laws, of any other jurisdiction.

Based upon and subject to the foregoing, we are of the opinion that:

1.	Each of the Guarantors has taken all necessary corporate action to authorize the execution and delivery of the Supplemental Indenture and to authorize the performance of the obligations undertaken thereunder.

2.	Each Guarantor has duly executed and delivered the Supplemental Indenture.

This opinion is being provided solely for the benefit of the addressee hereof and we consent to your filing this opinion as an exhibit to the Form S-4 Registration Statement filed by Host Hotels & Resorts, L.P. and certain other co-registrants named therein with the Securities and Exchange Commission respecting the Notes, and to the reference to our firm under the heading “Legal Matters” contained in the prospectus that is part of the Registration Statement. Except as set forth in the preceding sentence, this letter may not be quoted for any other purpose without our prior written consent.

Yours very truly,

/s/ COX HANSON O’REILLY MATHESON

COX HANSON O’REILLY MATHESON